Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Six Months Ended June 30, 2004

Income before provision for income taxes	$4,285
Minority interest	1,153
Equity in earnings of unconsolidated businesses	(411)
Dividends from unconsolidated businesses	75
Interest expense	1,232
Portion of rent expense representing interest	223
Amortization of capitalized interest	52

Income, as adjusted	$6,609

Fixed charges:
Interest expense	$1,232
Portion of rent expense representing interest	223
Capitalized interest	75
Preferred stock dividend requirement	4

Fixed charges	$1,534

Ratio of earnings to fixed charges	4.31